

10032562



RECEIVED
AUG 2 3 2010
196

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FLEMING SECURITIES INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17797 NORTH PERIMETER DRIVE, SUITE # 105
(No. and Street)

SCOTTSDALE (City) ARIZONA (State) 85255 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DANIEL A CARTWRIGHT 480-419-7811
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHUMANN, ADRIANO & COMPANY
(Name – *if individual, state last, first, middle name*)

2432 WEST PEORIA AVENUE SUITE 1282 (Address) PHOENIX (City) ARIZONA (State) 85029 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HAYDEN RALPH FLEMING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FLEMING SECURITIES INCORPORATED, as of JUNE 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title


OFFICIAL SEAL
DANIEL A. CARTWRIGHT
NOTARY PUBLIC - State of Arizona
MARICOPA COUNTY
My Comm. Expires June 11, 2012

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHUMANN, ADRIANO & COMPANY, P.L.L.C.

Certified Public Accountants

Merlin J. Schumann, CPA
Charles M. Adriano, CPA

Shayne P. Theobald
Scott R. Gastineau, CPA

Independent Auditors' Report

August 4, 2010

The Board of Directors
Fleming Securities Incorporated

We have audited the accompanying statement of financial condition of Fleming Securities Incorporated, as of June 30, 2010, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fleming Securities Incorporated as of June 30, 2010, and the results of its operations, changes in stockholder's equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Schumann Adriano & Company

2432 W. Peoria Ave. • Suite 1282 • Phoenix, Arizona 85029 • (602) 870-1426 • Fax (602) 678-0241

FLEMING SECURITIES INCORPORATED
Statement of Financial Condition
June 30, 2010

Assets		
Cash and cash equivalents	$	103,266
Cash on deposit with clearing organization		75,006
Receivable from clearing organization		1,045
Financial instruments owned, at fair value		5,334
Financial instruments owned - not readily marketable		60,379
Furniture and equipment, at cost, less accumulated depreciation of $126,734		16,076
Related party receivable		11,532
Deposits		7,774
Prepaid expenses		8,105
Total Assets	$	288,517
Liabilities		
Accrued liabilities	$	3,430
Total Liabilities		3,430
Stockholder's equity		
Common stock, $1 par value, 750,000 shares authorized, 519,420 shares issued and outstanding		519,420
Additional paid in capital		675,000
Retained earnings (deficit)		(909,333)
Total Stockholder's Equity		285,087
Total Liabilities and Stockholder's Equity	$	288,517

The accompanying notes are an integral part of these financial statements.

FLEMING SECURITIES INCORPORATED
Statement of Income
For the Year Ended June 30, 2010

Revenues		
Sales commission revenue	$	115,970
Sales Commission - PP		60,000
Trading profits (losses)		(7,568)
Interest income		4,392
Total Revenues		172,794
Expenses		
Employee compensation and benefits		277,907
Clearing fees		75,995
Legal and professional		26,362
Nasdaq service		29,244
Rent		24,964
Office supplies		25,741
Communications		24,926
Regulatory fees and expenses		12,359
Depreciation		712
Other expenses		8,000
Total Expenses		506,210
Net Income (Loss)	$	(333,416)

The accompanying notes are an integral part of these financial statements.

FLEMING SECURITIES INCORPORATED
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2010

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Balance, July 1, 2009	519,420	360,000	$ (575,917)	$ 303,503
Net income (loss) for the year ended June 30, 2010			(333,416)	(333,416)
Additional capital invested by stockholder		315,000		315,000
Balance, June 30, 2010	519,420	675,000	$ (909,333)	$ 285,087

The accompanying notes are an integral part of these financial statements.

FLEMING SECURITIES INCORPORATED
Statement of Cash Flows
For the Year Ended June 30, 2010

Cash flows from operating activities		
Net income (loss)	$	(333,416)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		712
Increase (decrease) in cash resulting from:		
Deposit with clearing organization		50,200
Receivable from clearing organization		(1,045)
Financial instruments owned, marketable		74,672
Financial instruments owned - not readily marketable		(60,000)
Related party receivable		(852)
Payable to clearing organization		(70,972)
Accounts payable and accrued expenses		(12,842)
Net cash used in operating activities		(353,543)
Cash flows from financing activities		
Additional capital invested by stockholder		315,000
Net decrease in cash and cash equivalents		(38,543)
Cash and cash equivalents at beginning of year		141,809
Cash and cash equivalents at end of year	$	103,266
Supplemental Cash Flow Information		
Cash paid for income taxes	$	1,150
Noncash operating activity - not readily marketable securities received as payment for private placement	$	60,000

1. Summary of significant accounting policies

a. Basis of presentation

Fleming Securities Incorporated (the Company) conducts business as a securities broker-dealer in Scottsdale, Arizona with a non-registered branch office in Clear Lake, Minnesota. These statements have been prepared in accordance with established standards for securities broker-dealers. The following is a summary of significant accounting policies followed by the Company. The policies conform with accounting principles generally accepted in the United States of America and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. For the year ended June 30, 2010, there was no difference between the Company's net income and comprehensive income.

b. Statement of cash flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

c. Financial instruments

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

d. Investment banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

e. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

1. Summary of significant accounting policies, continued

f. Receivables

The Company accounts for receivables on the cost basis. Trade receivables consist primarily of amounts due from Southwest Securities and the Company has not encountered collection problems regarding these receivables. Other receivables are written off using the specific identification method at the time the Company determines the receivable to be uncollectible.

g. Property and equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives of 3 to 7 years using the straight-line method.

h. Income taxes

As of July 1, 1997, the Company elected to be treated as a Subchapter S Corporation under Section 1362 of the Internal Revenue Code. Consequently, the components of the Company's taxable results have been reported on the individual income tax return of the Company's stockholder since that date.

2. Fair value measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

2. Fair value measurement, continued

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2010.

Fair Value Measurements on a Recurring Basis

As of June 30, 2010

		Level 1	Level 2	Level 3	Total
Assets					
Financial Instruments owned:					
Corporate stocks	$	5,334	-	-	5,334
Financial instruments owned – not readily marketable:					
Private Placement Investment		-	-	60,000	60,000
Warrants		-	-	379	379
Totals	$	5,334	-	60,379	65,713

For the year-ended June 30, 2010, the net unrealized gain on the corporate stocks listed above was $509. The net unrealized gain at June 30, 2010, is recognized in the statement of income.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended June 30, 2010.

Level 3 Financial Assets

Year ended June 30, 2010

		Total Gains/Losses Included in Income Principal Transactions			
	Beginning Balance	Unrealized Gains and (Losses) Related to Assets Held at Year End	Realized Gains and (Losses) Related to Assets No Longer Held	Purchases Issuances, and Settlements	Ending Balance
Assets					
Financial Instruments owned- not readily marketable	379	-	-	60,000	60,379

3. Deposits

The Company is required to hold a cash deposit with the clearing broker. The deposit requirements are a contractual obligation between the Company and its clearing broker and can be adjusted based on the type and value of securities held in inventory. A deposit in the amount of $75,006 is considered an allowable asset under the Security and Exchange Commission Uniform Net Capital Rule (rule 15c3-1).

4. Receivable from and payable to clearing broker

Amounts from the clearing broker at June 30, 2010, consisted of commission receivable of $1,045.

5. Financial instruments with off-balance sheet risk

The Company has in the past, sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. At June 30, 2010, the Company did not have any financial instruments sold, not yet purchased.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

6. Net capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At June 30, 2010, the Company had net capital of $180,421, which was $80,421 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .02 to 1.

7. Commitments

On November 1, 2007, the Company signed a five year operating lease for its office facilities, which expires October 31, 2012. The lease provides for monthly payments of $5,562 for the first twelve months and escalates 3% every twelve months, thereafter. The Company is also responsible for a percentage of the annual operating expenses as defined in the lease agreement.

Future minimum lease obligations for facilities at June 30, 2010, are as listed below:

Years Ending June 30,		
2011	$	74,716
2012		25,272
	$	99,988

Two affiliates, which share the premises, reimbursed the Company approximately $50,357 for rent for the year ended June 30, 2010.

8. Related party transactions

Included in total revenues are commissions from transactions with related party and family related accounts totaling approximately $22,004 for the year ended June 30, 2010.

Certain employees also work for an affiliate of the Company. The affiliate reimburses the Company for a portion of the salary and bonus. For the year ended June 30, 2010, the affiliate reimbursed the Company approximately $87,465.

9. Credit risk

The Company maintains bank accounts with balances in excess of federally insured limits, which exposes the Company to risk in the event of a bank failure. For the year ended June 30, 2010, the Company did not have deposits in excess of federally insured limits.

10. Subsequent events

The company has evaluated subsequent events through August 4, 2010, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Schedule I

FLEMING SECURITIES INCORPORATED
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2010

Net Capital			
Total stockholder's equity		$	285,087
Nonallowable assets			
Furniture, equipment and leasehold improvements	16,076		
Related party receivable	11,532		
Securities owned - not readily marketable	60,379		
Other assets	15,879		
Total deductions			103,866
Net capital before haircuts on securities positions			181,221
Haircuts			
Securities			800
Net capital		$	180,421
Aggregate indebtedness			
Accounts payable, accrued expenses, and other liabilities, as adjusted		$	3,430
Computation of basic net capital requirement			
Minimum net capital required (6 2/3% of aggregate indebtedness)		$	229
Minimum dollar net capital requirement		$	100,000
Net capital requirement (greater of above)		$	100,000
Excess net capital		$	80,421
Excess net capital at 1000%		$	180,078
Ratio: Aggregate indebtedness to net capital			.02 to 1

Schedule I (continued)

FLEMING SECURITIES INCORPORATED
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2010

Reconciliation of the computation of net capital with the computations included in Part IIA of Form X17A-5 as of the same date.

Net capital per focus report	$	180,577
Changes resulting from audit adjustments		
Increase in haircut on securities		(156)
Net capital per audit report	$	180,421

Schedule II

FLEMING SECURITIES, INCORPORATED
As of June 30, 2010

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company's transactions with clients consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer who, in turn, carries all the accounts of such customers. The Company therefore meets the requirements of paragraph (k)(2)(ii) of Rule 15c3-3 and is exempt from the computation of cash reserves requirements for brokers and dealers.

SCHUMANN, ADRIANO & COMPANY, P.L.L.C.

Certified Public Accountants

Merlin J. Schumann, CPA
Charles M. Adriano, CPA

Shayne P. Theobald
Scott R. Gastineau, CPA

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Fleming Securities Incorporated

In planning and performing our audit of the financial statements of Fleming Securities Incorporated (the Company), as of and for the year ended June 30, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted account principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2432 W. Peoria Ave. • Suite 1282 • Phoenix, Arizona 85029 • (602) 870-1426 • Fax (602) 678-0241

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5, continued

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schumann Adriano & Company

Schumann, Adriano & Company, P.L.L.C.
Certified Public Accountants
August 4, 2010